NO ACT

PE 3-18-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10010793

March 19, 2010

Received SEC
MAR 19 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-19-10

Sanford Lewis
P.O. Box 231
Amherst, MA 01004-0231

Re: The Western Union Company
Incoming letter dated March 18, 2010

Dear Mr. Lewis:

This is in response to your letter dated March 18, 2010 concerning the shareholder proposal that NorthStar Asset Management, Inc. submitted to Western Union. On March 10, 2010, we issued our response expressing our informal view that Western Union could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Thomas J. Kim
Chief Counsel &
Associate Director

cc: Sarah J. Kilgore
Associate General Counsel
The Western Union Company
12500 E. Belford Ave., M21A2
Englewood, CO 80112

SANFORD J. LEWIS, ATTORNEY

March 18, 2010
Via email

Meredith Cross, Director
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Request for Reconsideration on Behalf of NorthStar Asset Management of No Action Letter Issued March 10, 2010 (Rule14a-8(f)) Regarding Shareholder Proposal on Risk Governance Committee Submitted to Western Union for 2010 Proxy Materials

Dear Ms. Cross,
I am writing on behalf of NorthStar Asset Management (the "Proponent"), which submitted a shareholder proposal to Western Union (the "Company") for consideration at its 2010 meeting of shareholders. On January 7, 2010 the Company sent a letter to the Staff arguing that the Proposal may be excluded from the Company's proxy statement. We sent our reply on February 7, 2010, which was followed by subsequent correspondence from the Company on February 17, 2010 and from the proponent on February 18, 2010. The Staff rendered its decision on March 10, 2010, granting the no action request on the grounds that "**it appears that the proponent has no economic stake or investment in the company by virtue of the shares held in its clients' accounts.**"

I am writing to request reconsideration of that no action decision, as posted on the SEC website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2010/northstarasset031010-14a8.pdf. Pursuant to Staff Legal Bulletin 14D (CF), a copy of this letter is being e-mailed concurrently to Sarah Kilgore, Associate General Counsel, the Western Union Company.

Basis for Reconsideration
The Staff decision appears to modify or negate the definition of "beneficial ownership" under SEC regulations as applied to the filing of proposals. Beneficial ownership has long been deemed an acceptable economic stake for filing of a shareholder proposal, as long as it is linked by voting and/or disposition rights to underlying shares that meet the requisite filing threshold. The Staff decision appears to depart radically from that long-established framework.

The Proponent filed the Proposal as beneficial owner of shares in its client accounts. The Proponent documented that sufficient shares were held in those accounts for the requisite period of time. Rule 14a-8(b) requires that the proponent document that it has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date one submits the proposal. The shares in the client account met this requirement. **The documented share holdings were far in excess of the minimum financial thresholds required under the rule included reference to 72,211 shares of Western Union common stock. This was valued at $1,367,178.12 at the end of business November 24, 2009 (filing date), far above the $2,000 market value required by the rule.**

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

The Proponent also documented that it has rights of beneficial ownership of those shares consistent with SEC Rules. Along with its broker documentation letter from Morgan Stanley, the Proponent included a cover letter (December 17, 2009) which contained the statement that:

> At NorthStar Asset Management Inc., stocks are held in our client accounts, and our contract with our clients gives us rights of beneficial ownership consistent with the securities laws, namely, the power to vote or direct the voting of such securities and the power to dispose or direct the disposition of such securities.

Indeed it should be noted that the Proponent developed those client relationships with consideration of the definition of beneficial ownership, and created contractual relationships that gave it the "stake" that the SEC had previously identified through its rules as necessary for filing of resolutions.

Rule 14a-8(b)(2) provides two ways for an entity that is not the registered holder of shares to document ownership:

> i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or
>
> ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:
> A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;
> B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and
> C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

We note that Rule 14a-8(b) does not expressly refer to a "beneficial owner" being eligible to file a Proposal. Prior to 1998, Rule 14a-8 expressly referenced the rights of record and beneficial owners to file proposals. In the 1998 release the filing requirements were restated in question-and-answer format, creating a plain English format for the rule.[1] In agency commentary in the

[1] Prior to the plain english release of 1998 the rule stated:

> (1) *Eligibility*. (i) At the time he submits the proposal, the proponent shall be **a record or beneficial owner** of at least 1% or $1000 in market value of securities entitled to be voted at the meeting and have held such securities for at least one year, and he shall continue to own such securities through the date on which the meeting is held. If the issuer requests documentary support for a proponents claim that he is the beneficial owner of at least $1000 in market value of such voting securities of the issuer or that he has been a beneficial owner of the securities for one or more years, the proponent shall furnish appropriate

proposing release and the final release, there was no indication that the agency intended to eliminate the rights of "beneficial" owners to file proposals. Release No. 34-39093. By contrast, the Commission expressly noted:

> Also as proposed, we are increasing the dollar value of a company's voting shares that a shareholder must own in order to be eligible to submit a shareholder proposal -- from $1,000 to $2,000 -- to adjust for the effects of inflation since the rule was last revised. [71] There was little opposition to the proposed increase among commenters, although several do not believe the increase is great enough to be meaningful, especially in light of the overall increase in stock prices over the last few years. [72] Nonetheless, we have decided to limit the increase to $2,000 for now, in light of rule 14a-8's goal of providing an avenue of communication for small investors. There was no significant support for any modifications to the rule's other eligibility criteria, such as the one-year continuous ownership requirement.

Instead, the omission of the word "beneficial" appeared to be an artifact of conversion of the rule to the plain English format. In fact, reading the rule in its entirety including cross references to other rules, it is entirely clear that beneficial as well as record owners are still eligible to file under the rule. The alternative mechanisms for confirming ownership, under 14a-8(b)(2)(ii) all explicitly can apply to beneficial owners -- "Schedules 13D and 13G" apply to certain owners holding 5% or more of the company's shares, and, Forms 3, 4, or 5 apply to corporate insiders and certain other very large shareholders. In each instance, "beneficial" ownership applies.

Rule 13(d)-3, found at 17 C.F.R. §240.13d-3, provides the definition of a beneficial owner:

> a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares:
>
> (1) Voting power which includes the power to vote, or direct the voting of, such security; and/or
>
> (2) Investment power which includes the power to dispose, or to direct the disposition of, such security.

This use of the 13d-3 definition in Rule 14a-8 matters is confirmed in Securities Act Release No. 17517 (February 5, 1981). In referring to the intended broad use of the definition of "beneficial owner," Release No. 17517 provides that "the Rule 13d-3 definition [satisfies] the requirements of several sections of the federal securities laws [and] was intended to avoid the necessity of adopting several definitions addressing essentially the same concept." The Commission then goes on to reference specifically the application of Rule 13d-3 to Schedule 14A. *Id.* at 29.

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documentation within 14 calendar days after receiving the request. In the event the issuer includes the proponents proposal in its proxy soliciting material for the meeting and the proponent fails to comply with the requirement that he continuously hold such securities through the meeting date, the issuer shall not be required to include any proposals submitted by the proponent in its proxy material for any meeting held in the following two calendar years.

There is no question that one who is the "beneficial owner" within this definition, **one who has or shares voting power and/or power to dispose of shares**, is required to file the forms referenced in part 14a-8(b)(2)(ii) and therefore can use the forms for demonstrating eligibility pursuant to Rule 14a-8(b)(2)(ii).

For instance, among those who are **required** to file Form 3, according to the instructions for the form (Question 1, a. ii), are " **any beneficial owner of greater than 10% of the class of equity securities** registered under section 12 of the Exchange Act, **as determined by voting or investment control over the securities** pursuant to Rule 16a-1(a)(1) ("10% holder")." The rule triggers a requirement for those holders to file to form, regardless of what other economic stake they may or may not have. Since the Form's instructions clearly reference beneficial ownership as one of the situations that triggers the requirement to file the form, beneficial owners whose voting or disposition rights were sufficient to cover the holding period and $2000 threshold requirements are clearly eligible to file proposals under Rule 14a-8.

If beneficial ownership as determined by voting or disposition rights alone makes the largest holders eligible to file proposals, there can be no question that this right of beneficial ownership, so defined, also applies to smaller shareholders. Therefore, it is clear that under the definitions set forth under Commission rules, NorthStar Asset Management is a beneficial owner of sufficient shares to file a proposal under the combined definitions of Rules 14a-8 and Rule 13d-3.

Nevertheless, the Staff no action letter of March 10, 2010 states the staff opinion that "**it appears that the proponent has no economic stake or investment in the company by virtue of the shares held in its clients' accounts.**" This appears to constitute a modification of the existing regulations, which have already defined the rights and interests necessary to constitute a "beneficial owner" and to file proposals. Modifying the definition or applicability of beneficial owner for purposes of Rule 14a-8(b) would constitute an amendment of the Rule in the absence of a rulemaking.

As noted in the letter from NorthStar Asset Management, the Proponent's clients have executed contracts delegating investment decision-making and proxy-voting decisions to the Proponent. Therefore the Proponent, through contracts, not only has the power to vote the Company shares, but also has investment power over the Company shares. The transfer of these rights satisfy the definition of beneficial ownership under Rule 13(d)-3 and thereby satisfy the eligibility requirements of 14a-8(b). Therefore facts both from the standpoint of documentation filed, and applying the standing definition to the facts of the case, lead to the conclusion that the Proponent is a beneficial owner of the shares and is eligible to submit the Proposal.

Two different traditions of filing practice have emerged under the rubric of Rule 14a-8(b)(2)(i) for entities that are not the registered owner. In the event that such a fund or other representative of a shareholder is not a beneficial owner, that is, does not have the power to vote or dispose of securities, then the registered owner of the shares must be specifically named and the representative must specifically assert that it was authorized to file the proposal on behalf of the named owner. By contrast, where an investing entity stands in the position of beneficial owner by virtue of its voting or share-selling rights – whether it is on behalf of one client or thousands of clients – such entity is deemed by the SEC to have an appropriate "economic stake or investment interest in the corporation" and thus to be an appropriate proposal filer on its own. In such an instance, it must confirm, as the Proponent has, that it has the relevant rights to vote or dispose of shares.

The Commission must be apprised of the broad implications of this purported change of definition or applicability of "beneficial ownership." NorthStar Asset Management is not alone in having relied upon the existing definitions in shaping its client contracts and relationships consistent with the prior definition of "beneficial owner." The new position would represent a radical disempowerment of retail level shareholders, by eliminating the ability of their delegated advisors to implement fiduciary oversight over their accounts and to follow through on their contractual obligations to their clients to engage in oversight of companies within their portfolios.

In short, changing the definition of beneficial owner for purposes of Rule 14a-8(b) as the Staff appears to do in the no action letter would be a radical and disruptive departure from the orderly operation of the proxy process. Contractual relationships throughout the financial sector have been built around reliance on the existing definition of beneficial owner as contained in Rule 13(d)-3 and applied through Rule14a-8. For the Staff no action letter to effectively amend the operative definition of beneficial will disrupt contractual relationships and expectations throughout the sector. Such a move would seem both ill advised as a policy matter and legally inappropriate without a formal rulemaking process.

As demonstrated above and in our prior correspondence, the Proposal is not excludable under the asserted rules. Therefore, we request reconsideration of the previously issued no action letter. Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law

cc: Julie N. W. Goodridge, NorthStar Asset Management
Sarah Kilgore, The Western Union Company, sarah.kilgore@westernunion.com